     As filed with the Securities and Exchange Commission on March 19, 2003
================================================================================


                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   Schedule TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                                MULTEX.COM, INC.
                       (Name of Subject Company (Issuer))

                         PROTON ACQUISITION CORPORATION

                     An Indirect Wholly Owned Subsidiary of

                                REUTERS GROUP PLC
                      (Names of Filing Persons (Offerors))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                CUSIP 625367 10 7
                      (CUSIP Number of Class of Securities)

                              Reuters America Inc.
                              The Reuters Building
                           3 Times Square -- 20th Floor
                            New York, New York 10036
                              Attn: General Counsel
                                 (646) 223-4000

      (Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With copies to:

                                John Evangelakos
                                Stephen M. Kotran
                             Sullivan & Cromwell LLP
                                125 Broad Street
                          New York, New York 10004-2498
                                 (212) 558-4000

                            Calculation of Filing Fee

   TRANSACTION VALUATION(1)                           AMOUNT OF FILING FEE(2)
   ------------------------                           -----------------------
        $237,908,688                                         $19,275


(1) For purposes of calculating fee only. This amount is based upon (a) the maximum number of shares of Multex Common Stock to be purchased pursuant to the Offer and (b) the price offered per share of Multex Common Stock.

(2) The amount of the filing fee, calculated in accordance with Section 14(g)(3) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003, equals $80.90 per million dollars of the Transaction Valuation.

    [X] Check the box if any part of the fee is offset as provided by Rule
        0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid:            $19,275
             Form or Registration No.:          005-58363
             Filing Party:                      Reuters Group PLC
                                                Proton Acquisition Corporation
             Date Filed:                        February 26, 2003

    [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

    Check the appropriate boxes below to designate any transactions to which the statement relates:

    [X]  third-party tender offer subject to Rule 14d-1.
    [ ]  issuer tender offer subject to Rule 13e-4.
    [X]  going-private transaction subject to Rule 13e-3.
    [ ]  amendment to Schedule 13D under Rule 13d-2.

    Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

================================================================================

    This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 26, 2003 (the "Original Schedule TO"), as amended by Amendment No. 1 ("Amendment No. 1 to the Schedule TO") to the Original Schedule TO filed with the Securities and Exchange Commission on March 12, 2003 (the Original Schedule TO, as amended by Amendment No. 1 to the Schedule TO, the "Schedule TO"), by Reuters Group PLC, a public limited company organized under the laws of England and Wales ("Reuters") and Proton Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Reuters ("Purchaser") relating to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Multex Common Stock"), of Multex.com, Inc., a Delaware corporation ("Multex"), at a purchase price of $7.35 per share of Multex Common Stock, net to the seller in cash, without interest thereon, in accordance with the terms and conditions of the Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003, among Reuters, Purchaser and Multex, as amended by Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2003, among Reuters, Purchaser and Multex, upon the terms and subject to the conditions set forth in the Offer to Purchase dated February 26, 2003 (as amended by Amendment No. 1 to the Schedule TO, the "Offer to Purchase"), and in the related Letter of Transmittal.

    Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 of the Schedule TO is hereby amended by amending and restating in its entirety the first full paragraph on page 7 of the Offer to Purchase to read as follows:

    The Offer is being made pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 24, 2003 (the "Amended and Restated Agreement and Plan of Merger"), among Reuters, Purchaser and Multex, as amended by Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2003 ("Amendment No. 1"), among Reuters, Purchaser and Multex (the Amended and Restated Agreement and Plan of Merger, as amended by Amendment No. 1, the "Merger Agreement"), pursuant to which, after the completion of the Offer and on the terms and subject to the conditions of the Merger Agreement, at the Effective Time (as defined below) in accordance with the General Corporation Law of the State of Delaware (the "DGCL"), Purchaser will be merged with and into Multex (the "Merger") and the separate existence of Purchaser shall thereupon cease. Multex shall continue its existence under the laws of the State of Delaware. As a result of the Merger, Multex (sometimes referred to in this Offer to Purchase as the "Surviving Corporation") will become an indirect wholly owned subsidiary of Reuters.

    Item 4 of the Schedule TO is hereby amended by amending and restating in its entirety the second full paragraph on page 42 of the Offer to Purchase to read as follows:

    With respect to cancelled Options that (i) were previously issued under the Multex 1999 Stock Option Plan pursuant to the Plan's "Discretionary Option Program," (ii) were not fully vested or exercisable immediately prior to the effective time of the Merger,
(iii) had an exercise price of less than $7.35 and (iv) were scheduled to vest and become exercisable in 2003 or 2004, at the Effective Time, Reuters will establish a restricted share program pursuant to which holders of those Options will be entitled to receive ordinary shares of Reuters (or in the case of United States holders, American Depositary Shares representing those ordinary shares). Under the Reuters' restricted share program, the ordinary shares of Reuters in respect of those cancelled Options will vest in the same proportion and on the same vesting dates that those Options would have vested had they not been cancelled. On each applicable vesting date, the holder of that Option will be entitled to receive a number of ordinary shares of Reuters (or related American Depositary Shares, as applicable) equal to the number of shares of Multex Common Stock for which the cancelled Option would have become exercisable multiplied by an exchange ratio. The exchange ratio is equal to a fraction the numerator of which is the difference between $7.35 and the per share exercise price of the cancelled Option and the denominator of which is the dollar equivalent (determined at or about the Effective Time) of the trading price of ordinary shares of Reuters prior to the Effective Time (computed on an average of the mid-market closing prices over a defined period). In addition, if the price in dollars per Reuters' ordinary share (or related American Depositary Share, as applicable) on the day prior to the applicable vesting date multiplied by the number of ordinary shares (or related American Depositary Shares, as applicable) to be received by the holder on such vesting date is less than the difference between $7.35 and the per share exercise price of the cancelled Option multiplied by the number of shares of Multex Common Stock that would have become exercisable on such vesting date had the option not been cancelled, Reuters will pay the difference to the holder in cash.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

    Item 6 of the Schedule TO is hereby amended by amending and restating in its entirety the subsection entitled "Background of the Tender Offer" starting on page 11 of the Offer to Purchase to read as follows:

    Background of the Tender Offer. In the course of the commercial relationships between Multex and Reuters described above under "Background of Reuters' Investment in Multex" and "Background of Reuters' Business Relationships with Multex", from time to time during the past few years Mr. Isaak Karaev, Multex's Chief Executive Officer, and representatives of Reuters have had discussions regarding a possible business combination or other strategic relationship between the two companies. None of these discussions progressed in any meaningful way because, among other things: (i) the acquisition of Multex was not then a sufficiently compelling opportunity for Reuters based on Reuters' business strategy at the time, (ii) Reuters then-current organizational structure would have made integration of Multex difficult and (iii) in light of the foregoing and other factors, the parties did not believe they would be able to arrive at a common view on valuation.

    In late 2002, during a conversation between Mr. Karaev and Mr. Thomas Glocer, Chief Executive Officer of Reuters, Mr. Glocer expressed an interest in entering into discussions regarding Reuters' potential acquisition of Multex. This renewed interest was due to, among other things: recent and pending developments in Reuters' organizational structure, which made a quick and full integration more feasible than in the past, and in Reuters' business strategy, which placed a renewed emphasis on value-added content such as is offered by Multex, recent developments and perceived opportunities in the markets for research such as is offered by Multex, and general market and industry conditions including Multex's then current stock price.

    On December 3, 2002, at a regularly scheduled meeting the Reuters Board of Directors discussed with Reuters' management a potential acquisition of Multex and approved exploratory discussions.

    On Thursday, December 12, 2002, Mr. Karaev and Mr. Christopher Ahearn, President - Corporates & Media of Reuters, met and agreed to work towards a common view on the valuation at which the respective parties may be prepared to proceed with a transaction. Mr. Karaev indicated that Multex believed a minimum acceptable price must exceed $7.00 per share.

    Thereafter, on Tuesday, December 17, 2002, at a special meeting of the Board of Directors of Multex, the Board formed the Transaction Committee consisting of Robert Greene, Lennert Leader, Maurice Miller and John Tugwell. None of these individuals is or has been a director, officer or employee of Reuters (or any subsidiary of Reuters) or an officer or employee of Multex or its subsidiaries.

    On the same day, representatives of Reuters and senior Multex executives met to discuss the process for the two companies in considering and progressing a possible transaction. At that meeting, the Multex executives agreed to make high level financial information regarding Multex available for Reuters' review. Reuters and Multex entered into a confidentiality agreement (the "Confidentiality Agreement"), and thereafter and during the following weeks Multex provided Reuters such information concerning Multex's business, including the 2003 Multex Budget Information (as defined in "THE TENDER OFFER" -- Certain Information Concerning Multex"), the Multex Four-Year Forecasts (as defined in "THE TENDER OFFER" -- Certain Information Concerning Multex") and certain more detailed revenue information and breakdowns for 2002 and 2003, with a view towards enabling Reuters to provide Multex with an indication of the range at which Reuters would consider proposing to acquire Multex.

    On Friday, December 20, 2002, the Transaction Committee retained Davis Polk & Wardwell as its legal counsel. Thereafter, on January 8, 2003, Bear, Stearns & Co. Inc. was asked to serve as financial advisor to the Transaction Committee, and Bear, Stearns began assisting Multex in its review and evaluation of its strategic alternatives.

    Over the weekend of January 11-12, 2003, Mr. Ahearn spoke with Mr. Karaev and communicated that, based on information received and discussions with Multex management to date, Reuters preliminarily valued Multex at a price not likely to exceed $6.00 per share. Mr. Ahearn made clear that any indications of value were subject to satisfactory due diligence, mutually acceptable definitive documentation, satisfactory employment arrangements, and approval of Reuters' Board of Directors, among other things. Mr. Ahearn also advised Mr. Karaev that Reuters wished to pursue negotiations regarding a transaction with Multex on an expedited basis and to structure the transaction to facilitate the closing of the acquisition of 100% of Multex as rapidly as possible, and emphasized that Reuters would terminate discussions if Multex undertook an auction process. Mr. Karaev indicated that Multex's views on valuation had not changed. The primary basis for the parties' differences regarding the valuation of Multex was the use of different valuation methods, different assumptions underlying such methods, different views on the appropriate range of realizable synergies, and differing views on Multex's projected stand-alone financial performance.

    On Monday, January 13, 2003, Mr. Karaev met with Mr. Ahearn and Mr. Eric Lint, Executive Vice-President - Business Development of Reuters, to discuss preliminary valuation. Mr. Karaev and Mr. Ahearn each reiterated their views on value. Mr. Ahearn indicated that Reuters desired to enter into a transaction by February 10, 2003 and, to that end, it was important for Reuters to have access to Multex's business segment heads in order to ask questions of them and further Reuters' understanding of Multex's business. On the following day, representatives of Reuters and Multex met again to discuss certain high-level financial information regarding Multex.

    On Wednesday, January 15, 2003, a meeting of the Transaction Committee was held. Following the Transaction Committee meeting, Mr. Karaev told Mr. Ahearn in a telephone call that he had preliminarily discussed Reuters' proposed offer range with the Transaction Committee, and that the Transaction Committee was considering commencing discussions with other companies who might have an interest in a transaction with Multex. Mr. Ahearn reiterated that Reuters was unwilling to participate in an auction process.

    On the same day, Mr. Lint met with Mr. Karaev. In response to Mr. Lint's request that Multex make more detailed due diligence information available to Reuters, Mr. Karaev stated that Multex wanted to keep the information exchanged at a high level and focus on evaluating operational and strategic synergy issues.

    On Thursday, January 16, 2003, representatives of Reuters spoke with representatives of Multex and separately representatives of the companies' financial advisors spoke with each other, in each case to discuss the companies' respective views regarding value. Neither party indicated any different views on valuation during these discussions.

    On Friday, January 17, 2003, Multex's and Reuters' financial advisors engaged in discussions in which Multex's financial advisor indicated that some additional, non-public information would continue to be made available, but that Multex would require Reuters to enter into a standstill agreement. Multex's advisors also indicated that Multex had been approached with an unsolicited, informal indication of interest. Reuters' financial advisor reiterated Reuters' unwillingness to participate in an auction. Multex's advisors indicated that Multex would be able to make financial projections available by early the following week.

    On Wednesday, January 22, 2003, certain business segment heads of Multex met with representatives of Reuters for most of the day to discuss financial and operational issues and possible areas of synergies. Towards the end of the meeting, Reuters reiterated previous requests to be provided with Multex's financial projections and more detailed information regarding its business than previously had been made available by Multex. Multex notified Reuters that it would not provide financial projections or more detailed due diligence information regarding Multex to Reuters unless Reuters increased its proposed value range and entered into a standstill agreement.

    On Thursday, January 23, 2003, Reuters indicated to Multex that it would enter into a standstill agreement, but only in satisfactory form and only if Multex agreed to enter into a one-month exclusivity agreement with Reuters. Multex refused to consider any exclusivity agreement and reiterated Multex's requirement that Reuters execute a standstill agreement before receiving projections or any more detailed information regarding Multex.

    On Friday, January 24, 2003, Multex's and Reuters' respective financial advisors engaged in discussion in which Multex's financial advisor indicated that Reuters needed to make a substantial increase in its proposal in order to progress the exchange of information and a transaction more generally. Following a discussion with management of Reuters, Reuters' financial advisors suggested to Multex's financial advisors that, based on information received and discussions with Multex management to date, including regarding possible levels of synergies, Reuters would consider increasing its proposed offer for Multex by approximately 10%. Reuters' financial advisors reiterated its interest in further discussions and in receiving more detailed information regarding Multex's financial performance and business generally, but Multex again demanded that Reuters enter into a standstill agreement. Multex's financial advisors also reiterated Multex's view that Reuters would need to propose a valuation in excess of $7.00 per share to be considered a viable bidder for Multex.

    On Tuesday, January 28, 2003, Mr. Ahearn telephoned Mr. Karaev to inform him that, based on information received and discussions with Multex management to date (including regarding synergies) and subject to the previously listed caveats, Reuters would be willing to consider paying $7.00 per share in cash for all outstanding shares of Multex Common Stock. Mr. Ahearn indicated that Reuters had reached the limit of the price that it was willing to offer without substantial additional positive information, and stated that Reuters desired an exclusivity agreement before moving forward. Mr. Karaev said Reuters had reached a value range where Multex considered Reuters a "serious" bidder but reiterated that Multex was not willing to enter into an exclusivity agreement. Mr. Karaev also reiterated that Multex would not move forward without a standstill agreement, and would not discuss their view of valuation with Reuters further until Reuters had reviewed Multex's projections after entering into a standstill agreement. Later that day, Reuters sent Multex a detailed information request and indicated it would consider entering into a standstill agreement in satisfactory form.

    On the same day, the Board of Directors of Multex held a regularly scheduled meeting. Later on the same day, the Transaction Committee held a meeting.

    On Thursday, January 30, 2003, Multex announced its financial results for the fourth quarter ended December 31, 2002. Multex reported a lower net loss for that period compared with the same period a year earlier, attributed in part to higher revenues, the elimination of performance-based warrant charges and improved gross margins.

    Also on Thursday, January 30, 2003, Reuters and Multex entered into a standstill agreement (the "Standstill Agreement") as a precondition to Multex providing Reuters with additional non-public information that had been requested by Reuters. On the same day, following execution of the Standstill Agreement, Multex provided the Multex Four-Year Forecasts to Reuters.

    On Friday, January 31, 2003, the management of Reuters provided an update on the status of the transaction at a regularly scheduled meeting of the Board of Directors of Reuters. Reuters' Board of Directors authorized a subcommittee to approve the specific terms of an acquisition of Multex within a set of parameters. Later that day, Mr. Ahearn spoke with Mr. Karaev and discussed issues raised at Reuters' Board of Directors meeting and the desire of both parties to progress discussions. However, Multex's representatives refused to provide more detailed due diligence until there was a narrowing of views on purchase price.

    On Friday, January 31, 2003, and Sunday, February 2, 2003, the Transaction Committee held meetings.

    On Monday, February 3, 2003, representatives of Multex and Reuters and their financial advisors met to further discuss the proposed business combination and Multex's financial projections. Later in the day, Multex's financial advisor communicated to Reuters' financial advisor Multex's willingness to consider a transaction, but only at a higher price. During the following days, Reuters' and Multex's financial advisors engaged in negotiations over the proposed price per share during which time Reuters' financial advisor reiterated a $7.00 price per share limit based on the information received to date, and Multex's financial advisor indicated that Multex's Transaction Committee had only authorized discussions at a price in excess of $8.00 per share.

    On Wednesday, February 5, 2003, Mr. Karaev called Mr. Lint and told him that the Transaction Committee would meet on February 6, 2003. Mr. Lint reiterated that Reuters would not go above $7.00 per share based on the information it had been provided to date. On that same day, PricewaterhouseCoopers LLP began conducting an accounting review of Multex on behalf of Reuters. Also, Reuters' counsel informed the Transaction Committee's counsel that Reuters intended to complete the transaction as rapidly as possible and accordingly required that the transaction be structured as a tender offer for all outstanding shares followed by a second-step merger in which Reuters would acquire all the shares of Multex Common Stock not tendered into the tender offer, as well as certain other desired key terms of the transaction, including the granting by Multex of the Top-Up Option to Reuters.

   On Thursday, February 6, 2003, the Transaction Committee held a meeting. Following the meeting, Mr. Karaev indicated to Mr. Ahearn that the Transaction Committee did not believe that $7.00 per share was a sufficiently pre-emptive price and that, although they had been in active discussions with Reuters exclusively in good faith, if Reuters did not increase its offer, Multex would consider approaching other possible acquirors. Mr. Karaev also informed Mr. Ahearn that Multex had received an unsolicited preliminary expression of interest from another party that was a direct competitor of Multex. Mr. Ahearn indicated that Multex could of course pursue another opportunity if it chose, but reiterated that the price proposed by Reuters was a firm price based on the information received and discussions with management to date, and that if Reuters learned that Multex was in discussions with another bidder it would terminate its discussions with Multex.

    During the day of Friday, February 7, 2003, Reuters' financial advisors and Multex's


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

financial advisors spoke to discuss the status of the transaction and information regarding Multex. Multex's financial advisors indicated that they had not been authorized to offer a price below $8.00 per share, but they inquired whether Reuters would be willing to increase its proposed price if Multex was willing to decrease its proposed price. Reuters' financial advisors indicated they would need to discuss the matter with representatives of Reuters.

    Mr. Glocer and Mr. Karaev subsequently spoke on Friday, February 7, 2003. During the call, Mr. Glocer suggested Multex consider a price of $7.25 per share in cash for all outstanding shares of Multex, but that he would need to discuss that price with Reuters' Board of Directors before he could formally offer it and that it was subject to detailed due diligence and the other previously listed caveats. Mr. Karaev indicated that although he was not authorized to offer it, he would like to discuss whether the parties could settle on a $7.50 per share price. Mr. Glocer also stated that he believed that the other potentially interested party, which was a direct competitor of Multex, would likely face an extended review period under the HSR Act and significant risk that a transaction would not be consummated. Consequently, Mr. Glocer indicated that any expressions of interest from such party could not be considered comparable to an equal bid by Reuters. Mr. Glocer and Mr. Karaev agreed that the parties should continue considering the matter over the weekend and engage in further discussions if warranted. In a telephone conversation on Saturday, February 8, 2003, Mr. Ahearn reiterated to Mr. Karaev that Reuters' proposed price per share was $7.25.

    On Sunday, February 9, 2003, Mr. Glocer and Mr. Karaev spoke again. In this discussion, Mr. Glocer stated that Reuters' last and final offer was $7.35 per share for all outstanding shares of Multex, based on all the information received and discussions with Multex management to date, including regarding possible levels of synergies, and subject to approval of Reuters' Board of Directors, detailed due diligence and the other previously listed caveats. Mr. Karaev indicated that he believed this might be a sufficient price for the parties to pursue a potential transaction and that he would discuss it with the Transaction Committee. Mr. Ahearn confirmed Mr. Glocer's proposal in a telephone conversation with Mr. Karaev on Monday morning, February 10, 2003, and Mr. Karaev then reported the latest proposal at a meeting of the Transaction Committee later that morning.

    Following the Monday, February 10, 2003, Transaction Committee meeting, legal counsel of Multex and Reuters exchanged draft merger agreements and initiated discussion of a number of significant issues pertaining to those draft agreements. On that same day, Reuters and its advisors began pursuing detailed legal information through visits to a data room at the offices of Davis Polk & Wardwell, as well as detailed operational due diligence through discussions with certain Multex personnel. Negotiations of definitive documentation and the exchange and analyses of information regarding Multex's business continued throughout the week. In the course of the continued financial due diligence, Multex provided the Multex 2003 Budget Information to representatives of PricewaterhouseCoopers LLP.

    On Friday, February 14, 2003, Reuters' management met with a subcommittee of Reuters' Board of Directors to formally propose the acquisition of Multex for $7.35 per share. After discussion, the subcommittee approved the acquisition within certain parameters and subject to certain conditions to be fulfilled prior to entering into a definitive agreement.

    From Friday, February 14 through Monday, February 17, 2003, representatives of Reuters and Multex engaged in numerous conference calls and meetings to negotiate the terms of the Merger Agreement and the Tender Agreement. As part of negotiating the terms of the Merger Agreement, Reuters reiterated its requirement that Multex grant Purchaser the Top-Up Option to increase the likelihood of being able to complete the back-end merger to acquire 100% of Multex shortly after consummation of the Offer. After discussing the purpose of the Top-Up Option, the parties' desire to increase the likelihood of a prompt closing of the Merger and as part of negotiating all the terms of the transaction, Multex agreed to grant Purchaser the Top-Up Option.

    On Sunday, February 16, 2003, the Transaction Committee held a meeting.

    On Monday, February 17, 2003, at a regularly scheduled meeting, the Board of Directors of Reuters was informed by Mr. Glocer and the Chairman that the subcommittee had approved the Multex acquisition as described above and that it was anticipated that, subject to completion of mutually acceptable definitive documentation and approval by the Multex board, definitive agreements would be signed that evening.

    On Monday evening, February 17, 2003, the Transaction Committee again met by telephone with its legal counsel and financial advisors. The Transaction Committee agreed to recommend the proposed transaction to the Board of Directors. Immediately following, the Board of Directors held a meeting by telephone at which time the Transaction Committee reported its recommendation of the proposed transaction to the Board of Directors of Multex. The Board unanimously approved the proposed transaction.

    The parties executed a merger agreement as of February 17, 2003 (which was thereafter amended and restated as of February 24, 2003, to clarify certain issues and language to reflect the parties' intent more accurately), and the transaction was publicly announced in both the United Kingdom and the United States during the early morning of Tuesday, February 18, 2003.

    Item 6 of the Schedule TO is hereby amended as per Item 4 of the Schedule TO above.

ITEM 11. ADDITIONAL INFORMATION.

    Item 11 of the Schedule TO is hereby amended and supplemented to include the following as the final three paragraphs of "THE TENDER OFFER -- Certain Legal Matters" of the Offer to Purchase:

    In connection with the Offer, Reuters and Multex are required to file information with certain foreign governmental authorities under their pre-merger notification statutes. The approval of such governmental authorities or the termination of any review period under such statutes is a condition to the consummation of the offer and the merger.

    Reuters and Multex made a filing with the antitrust authorities in Germany on February 24, 2003. The German antitrust authorities cleared the proposed acquisition of Multex by Reuters on March 17, 2003.

    Reuters and Multex made a filing with the antitrust authorities in Austria on February 25, 2003. The review period typically expires in six to seven weeks from filing. However, the Austrian competition authorities have informed Reuters that they will issue a waiver of their right to request an in-depth examination of the proposed acquisition of Multex by Reuters. Upon receipt of the waiver, the Austrian Cartel Court will render the clearance of the proposed acquisition prior to the typical expiration of the review period. Reuters expects to receive formal notification of such clearance from the Cartel Court prior to the currently scheduled expiration of the tender offer, and does not believe that the Austrian clearance process will delay the closing of the tender offer.

ITEM 12. EXHIBITS.

    Item 12 of the Schedule TO is hereby amended and supplemented to include the following as an exhibit:

         (d)(5) Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2003, among Reuters, Purchaser and Multex.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  ITEM 2. SUBJECT COMPANY INFORMATION.

    Item 2 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety the third full paragraph on page 58 of the Offer to Purchase to read as follows:

    Certain Multex Projections. In the course of the discussions between Reuters and Multex, Multex provided Reuters with certain forward-looking financial information and projections prepared by Multex that are not available publicly. These projections are referred to in this Offer to Purchase as the "Multex Forecasts." The Multex Forecasts included summarized 2003 operating budget information (the "2003 Multex Budget Information") that was consistent with public guidance provided by Multex in an analysts' and earnings call conducted January 30, 2003. The 2003 Multex Budget Information included: (1) estimated 2003 revenues of $99,242,604, (2) estimated 2003 EBITDA of $15,967,949, and (3)
estimated 2003 net loss of $3,710,172. The Multex Forecasts also included longer-term projections for 2003 through 2006 (the "Multex Four-Year Forecasts"), including: (1) estimated revenues of $103,756,919, $121,373,007, $138,615,696 and $162,369,696 for 2003, 2004, 2005 and 2006, respectively, (2)
estimated EBITDA of $18,460,633, $24,819,981, $31,046,624 and $42,097,270 for
2003, 2004, 2005 and 2006, respectively, and (3) estimated net income of $(969,219), $9,402,101, $20,986,150 and $33,271,448 for 2003, 2004, 2005 and
2006, respectively.

    Item 2 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety the fourth full paragraph on page 58 of the Offer to Purchase to read as follows:

    Cautionary Statement Concerning Forward-Looking Statements. Certain matters discussed herein, including, without limitation, the 2003 Multex Budget Information and the Multex Four-Year Forecasts set forth above, are forward-looking statements that involve risks and uncertainties. The 2003 Multex Budget Information and the Multex Four-Year Forecasts are included by Purchaser in this Offer to Purchase solely because such information was provided to Reuters during the course of its evaluation of Multex. Reuters and Purchaser did not use or consider the Multex Four-Year Forecasts in their evaluation of Multex. Reuters prepared its own projections for Multex and such projections, in part, were used and considered by the Board of Directors of Reuters and JPMorgan in evaluating Multex. Multex has advised Purchaser that (i) it does not, as a matter of course, make public forecasts as to future revenues or profits, (ii) the foregoing projections were based on estimates and assumptions that are inherently subject to significant economic and competitive uncertainties, all of which are difficult to predict and many of which are beyond Multex's control and
(iii) there can be no assurance that the projected results can be realized or that actual results will not be materially higher or lower than those projected. Multex has made no representations to Reuters or Purchaser regarding such information and Multex does not assume any responsibility for the achievement of the Multex Forecasts. None of Reuters, Purchaser, the Dealer Manager, the Information Agent or any of their respective representatives assumes any responsibility for the validity, reasonableness, accuracy or completion of the Multex Forecasts. None of Reuters, Purchaser or Multex anticipates that it will, and each of Reuters, Purchaser and Multex disclaims any obligation to, furnish updated forecasts or projections to any person, cause such information to be included in documents required to be filed with the SEC or otherwise make such information public (irrespective in any such case of whether the Multex Forecasts, in light of events or developments occurring after the time at which they were originally prepared, shall have ceased to have a reasonable basis).

  ITEM 4. TERMS OF THE TRANSACTION.

    Item 4 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 4 of the Schedule TO above.

  ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Item 5 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Items 4 and 6 of the Schedule TO above.

  ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

    Item 7 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 6 of the Schedule TO above.

  ITEM 8. FAIRNESS OF THE TRANSACTION.

    Item 8 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety subsection (c) of the eighth full paragraph on page 15 of the Offer to Purchase to read as follows:

    (c) the potential stockholder value that could be expected to be generated from the other strategic alternatives to an extraordinary transaction with Reuters. This included continuing to maintain Multex as an independent, publicly held corporation and not engaging in any extraordinary transaction. In considering the independent going concern value of Multex, the Transaction Committee considered, among other things, the views of Multex's senior management and the analyses performed by Bear Stearns summarized under "Opinion of Bear, Stearns & Co. Inc." The Transaction Committee deemed these options less attractive in light of the risks and uncertainties associated with each of these alternatives and the timing and the likelihood of accomplishing the goal of these alternatives. The Transaction Committee also considered other possible strategic alternatives, including an extraordinary transaction with various of Multex's competitors and other potentially interested parties. The Transaction Committee's determination that it was unlikely that a third party would offer a more compelling alternative than Reuters included assessments with respect to a number of considerations including:

    (i) the limited number of other bidders with a realistic possibility of consummating the transaction or doing so as swiftly as Reuters would be able to complete a transaction with Multex;

    (ii) the potential harm to Multex's business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction;

    (iii) the limited financial abilities of certain other potential bidders;

    (iv) past contacts between representatives of Multex and representatives of certain potentially interested parties indicating that they were not interested in a business combination with Multex or valued only certain portions of Multex's business;

    (v) the fact that one of the other potential bidders who had expressed an interest (and had subsequently withdrawn from further consideration) in acquiring Multex was a direct competitor of Multex and therefore would likely face an extended review period under the HSR Act and significant risk that a transaction would not be consummated, which made pursuit of a business combination with that bidder undesirable. This was particularly the case relative to the likelihood, based upon the advice of Multex's management after consultation with legal counsel, that the regulatory approvals necessary to complete an extraordinary transaction with Reuters could be obtained without delaying the transaction given that Reuters is not a direct competitor of Multex; and

    (vi) the fact that two of Multex's competitors engaged in a series of discussions with Multex's financial advisor with respect to a potential business combination with Multex and, after deliberation, both competitors declined to pursue the opportunity;

    Item 8 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety the third full paragraph on page 18 of the Offer to Purchase to read as follows:

    In addition, the Transaction Committee believes that sufficient procedural safeguards were and are present to ensure the fairness of the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, to Multex's stockholders (other than Reuters) and to permit the Transaction Committee to represent effectively Multex's stockholders, excluding Reuters together with its affiliates including the following:

    (a) the Transaction Committee consisted entirely of non-employee independent directors who are not affiliated with Reuters in any way and who acted to represent solely the interests of Multex's stockholders, excluding Reuters together with its affiliates, and accordingly, the Transaction Committee believes that it is not necessary to condition the tender offer on a majority of Multex's stockholders other than Reuters and its affiliates tendering their shares in the offer;

    (b) the Transaction Committee retained and received advice from its independent legal counsel, Davis Polk & Wardwell; and

    (c) the Transaction Committee was advised by and received the opinion of its financial advisor, Bear Stearns, that we referred to above.

    Item 8 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and supplemented by adding the following after the third full paragraph on page 18 of the Offer to Purchase:

    In evaluating the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Tender Offer and the Merger, the Transaction Committee did not consider the following factors for the following reasons:

    - the book value of the shares of Multex Common Stock, which as of December 31, 2002, was $3.36, and which the Transaction Committee does not believe is a relevant indication of the value of the shares of Multex Common Stock;

    - the Transaction Committee's belief that the value that could be obtained through a liquidation of Multex's assets would be significantly less than the value that could be obtained through a sale of Multex as a going concern and the current and historical market prices for Multex Common Stock;

    - the purchase prices paid in any purchases of Multex Common Stock by Reuters during the past two years because there have not been any such transactions; and

    - any other firm offers for Multex during the past two years because there have not been any such firm offers.

    Item 8 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety the fourth full paragraph on page 24 of the Offer to Purchase to read as follows:

    Reuters and Purchaser believe that the Offer is both financially and procedurally fair to the stockholders of Multex who are not affiliated with Reuters and Purchaser. In making this determination, Reuters and Purchaser considered the following factors:

o Multex's business, financial condition, results of operations, assets, liabilities, business strategy and prospects, as well as various uncertainties associated with these prospects. Specifically:

       (i) the historical performance of Multex;

       (ii) the 2003 Multex Budget Information (as defined in "THE TENDER OFFER -- Certain Information Concerning Multex") and the projections for Multex prepared by Reuters;

       (iii) the potential impact on Multex's business plan posed by various risks inherent in achieving Multex management's long-range plan;

       (iv) the challenging current economic conditions generally and the economic pressures facing Multex's customers; and

       (v) the greater financial resources of some of Multex's competitors which could create competitive disadvantages to Multex;

o   the public market for shares of Multex Common Stock. Specifically:

       (i) the decline in trading prices for the shares of Multex Common Stock in the period since Multex's initial public offering and the low probability that these market values would recover over the short-term;

       (ii) the historical and current market prices and multiples for businesses in the financial information services industry; and

       (iii) the historically low trading volume of the shares of Multex Common Stock, the volatility of the stock price for these shares and the ability of holders of shares of Multex Common Stock to realize liquidity with respect to their shares in light of the trading volume and volatility even if Multex were to achieve its business plan;

o the potential stockholder value that could be expected to be generated from other strategic alternatives to an extraordinary transaction with Reuters, including Multex continuing as an independent, publicly held corporation and not engaging in any extraordinary transaction. Reuters considers these alternatives less attractive in light of the risks and uncertainties associated with each of these alternatives and the timing and the likelihood of accomplishing the goal of these alternatives. Reuters' determination that it is unlikely that a third party would offer a more compelling alternative than Reuters includes assessments with respect to a number of considerations including:

       (i) the limited number of other bidders with a realistic possibility of consummating the transaction or doing so as swiftly as Reuters would be able to complete a transaction with Multex;

       (ii) the potential harm to Multex's business of engaging with a bidder that did not present a significant likelihood of achieving a successful transaction;

       (iii) the limited financial abilities of other potential bidders; and

       (iv) the fact that one of the other potential bidders who had expressed an interest (and had subsequently withdrawn from further consideration) in acquiring Multex was a direct competitor of Multex and therefore would likely face an extended review period under the HSR Act and significant risk that a transaction would not be consummated, which makes pursuit of a business combination with that bidder undesirable, as compared to Reuters' belief that the regulatory approvals necessary to complete an extraordinary transaction with Reuters can be obtained without delaying the transaction given that Reuters is not a direct competitor of Multex;

o the likelihood that, in Reuters' view, conducting an extensive public auction process before selling Multex (a) would result in the loss of the opportunity to effect an extraordinary transaction with Reuters or to do so on terms as favorable as those contemplated by the Merger Agreement and (b) would be detrimental to Multex by significantly disrupting Multex's existing operations, including the risks to Multex's customer base and employee retention that are inherent in approaching potential bidders with competitive operations;

o that if the Transaction Committee declined to approve Reuters' proposal at the time, there was no assurance that there would be another opportunity for holders of Multex Common

    Stock to receive from Reuters or any other person as significant a premium as that contemplated by the Merger Agreement for their shares from Reuters, including if Reuters were in the future no longer to be interested in an acquisition of Multex due to changes in its own businesses;

o the fact that the Per Share Amount to be received by Multex's stockholders in both the Offer and the Merger represents (i) a premium of approximately 60.5% over the closing price of Multex Common Stock on February 14, 2003, the business day immediately before the public announcement by Reuters of the proposed transaction between Multex and Reuters, (ii) a premium of approximately 61.5% over the closing price of shares of Multex Common Stock on February 7, 2003, one week before the public announcement of the proposed transaction between Multex and Reuters, (iii) a premium of approximately 54.7% over the closing price of the shares of Multex Common Stock on January 14, 2003, one month before the public announcement of the proposed transaction between Multex and Reuters, (iv) a premium of approximately 158.8% over the price of the Multex Common Stock on October 17, 2002, the date in the most recent 52 weeks on which the shares of the Multex Common Stock had their lowest price; including the fact that the Multex Common Stock had not traded at or above $7.35 per share since July 2001 and (v) a premium of approximately 96.5% over the enterprise value of Multex on February 14, 2003;

o the lack of any required approval by Reuters stockholders to complete the tender offer and the subsequent merger, and Reuters' ability and desire to complete the tender offer and the subsequent merger in a timely manner;

o that the Merger Agreement was the product of arm's-length negotiations between Multex and its advisors, on the one hand, and Reuters and its advisors, on the other, and that no member of the Transaction Committee was employed by or affiliated with Multex (except as a director of Multex) or Reuters;

o the fact that the consideration to be received by Multex stockholders in the Offer and the Merger would be payable in cash, and the certainty of value of that cash consideration compared to any stock consideration that may be offered by an alternative party;

o the fact that the Offer and the Merger provide for a prompt cash tender offer for all of the shares of Multex Common Stock to be followed by the Merger for the same consideration, thereby enabling Multex's stockholders to obtain the benefits of the transaction in exchange for their shares of Multex Common Stock swiftly;

o the financial and other terms and conditions of the Merger Agreement including, but not limited to, the fact that the terms of the Merger Agreement (i) do not act to preclude other third parties from making unsolicited proposals after execution of the Merger Agreement, (ii) will not prevent the Transaction Committee from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties provided that (A) taking such action is reasonably likely to be required by their fiduciary duties under applicable law and (B) taking such action has a reasonable prospect of resulting in the receipt by Multex of a Superior Proposal (as defined in "SPECIAL FACTORS -- The Merger Agreement; The Tender Agreement and The Employment Agreement") and (C) Multex has entered into a confidentiality and standstill agreement with such third party that is at least as restrictive to that person as the Confidentiality Agreement and the Standstill Agreement, and
    (iii) will not prevent Multex from terminating the Merger Agreement and entering into a transaction with any third party that makes a proposal that is more favorable, taking into account the financial, regulatory, legal and other aspects of the proposal, as compared to Reuters' offer to Multex's stockholders and the offer and the subsequent merger of Reuters' merger subsidiary with and into Multex, subject to Multex paying a termination fee of $5.5 million;

o the Transaction Committee consisted entirely of non-employee independent directors who are not affiliated with Reuters in any way and who acted to represent solely the interests of Multex's stockholders, excluding Reuters together with its affiliates;

o the Transaction Committee retained and received advice from its independent legal counsel, Davis Polk & Wardwell; and

o the fact that the Transaction Committee and the Multex Board of Directors received an opinion from Bear Stearns to the effect that, as of the date of such opinion and based on and subject to the matters reviewed with the Transaction Committee and the Multex Board of Directors, and subject to the conditions and assumptions contained in its opinion dated February 17, 2003, the Per Share Amount and the Merger Consideration to be received by the holders of shares of Multex Common Stock, other than Reuters and its affiliates, is fair, from a financial point of view, to such holders, notwithstanding that Bear Stearns' opinion was provided solely for the information and assistance of the Transaction Committee and the Multex Board of Directors and that Reuters and Purchaser are not entitled to and are not relying on that opinion.

    In addition to the factors discussed above, Reuters considered the information and analyses presented by its financial advisor, JPMorgan. JPMorgan's opinion was directed only to the fairness of the Per Share Amount to Reuters (and not to holders of shares of Multex Common Stock), from a financial point of view. See "-- Opinion and Analysis of Reuters' Financial Advisor".

    Item 8 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety the first full paragraph on page 25 of the Offer to Purchase to read as follows:

    Reuters' and Purchaser's beliefs in the fairness of the Offer, however, should not be construed as recommendations as to whether or not holders of shares of Multex Common Stock should tender their shares of Multex Common Stock. Reuters and Purchaser have not considered other factors, other than as stated above, regarding the fairness of the Offer to holders of shares of Multex Common Stock who are not affiliated with Reuters or Purchaser. In particular, Reuters and Purchaser have not independently considered with respect to the fairness of the Offer:

    (a) book value of the shares of Multex Common Stock, which as of December 31, 2002 was $3.36, and which Reuters and Purchaser do not believe has any meaningful relation to the economic value of the shares of Multex Common Stock;

    (b) that the value that could be obtained through a liquidation of Multex's assets would be significantly less than the value that could be obtained through a sale of Multex as a going concern and the current and historical market prices for Multex Common Stock;

    (c) the purchase prices paid in any purchases of Multex Common Stock by Reuters during the past two years because there have not been any such transactions; and

    (d) other firm offers for Multex during the past two years, of which Reuters and Purchaser are aware of none.

  ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

    Item 9 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended and restated to read as follows:

    (a), (b) and (c) Reference is made to the information set forth under "Special Factors -- Multex's Position Regarding the Fairness of the Offer", "Special Factors -- Reuters' and Purchaser's Position Regarding the Fairness of the Offer" and "Special Factors -- Opinion and Analysis of Reuters' Financial Advisor" of the Offer to Purchase, which is incorporated herein by reference.

    Item 9 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 8 of Schedule 13e-3 in Item 13 of the Schedule TO above.

    Item 9 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended by amending and restating in its entirety the second full paragraph on page 22 of the Offer to Purchase to read as follows:

    Bear Stearns also performed a discounted cash flow analysis of Multex to estimate the present value of the unlevered after-tax free cash flows that Multex could generate. The analyses were based on base case financial projections for the four years ending December 31, 2006 and a sensitivity analysis to the base case. The base case financial projections assumed a modest improvement in the financial markets in 2004 and were based on a compounded annual revenue growth rate of 15.1% for the years 2003 through 2006, a 38.3% compounded annual growth rate for EBITDA during the same period, and a significant increase in profitability (i.e., a net loss of $1.0 million in 2003 compared to net income of $33.3 million in 2006). The sensitivity case financial projections assumed no improvement in the financial markets, the loss of certain customers, and only modest gains in certain Multex business lines. The sensitivity case was based on a compounded annual revenue growth rate of 7.7% for the years 2003 through 2006, an 11.8% compounded annual growth rate for EBITDA during the same period, and a modest increase in profitability (i.e., a net loss of $5.3 million in 2003 compared to net income of $8.2 million in
2006). For additional information about the base case and sensitivity case projections, see Exhibit (c)(4) to the Schedule TO.

    Ranges of terminal values for the discounted cash flows were estimated using multiples of terminal year 2006 earnings before interest, taxes, depreciation and amortization (which is sometimes referred to as "EBITDA") of 7.0x to 11.0x for the base case and 6.0x to 10.0x for the sensitivity to the base case. These terminal values were based on Multex's growth indicated by the base case projections and the sensitivity analysis to the base case as well as EBITDA multiples of publicly traded financial information services companies that Bear Stearns believed to be relevant. Bear Stearns then discounted to present value the free cash flow streams and terminal values using discount rates of 15.0% to 20.0%. Bear Stearns also valued Multex's NOLs carry-forward using these discount rates. The discount rates reflect Multex's estimated weighted average cost of capital. This analysis indicated the following per share equity reference ranges after adjustments for cash, NOLs and unconsolidated investments:

                                                                 PER SHARE
                                                                  EQUITY
                                                                 REFERENCE
                                                                   RANGE
                      Base case.............................    $7.16-$10.50
                      Sensitivity analysis to the base case.    $4.02-$ 5.44

  ITEM 12. THE SOLICITATION OR RECOMMENDATION.

    Item 12 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 4 of the Schedule TO above.

  ITEM 13. FINANCIAL STATEMENTS.

    Item 13 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 2 of Schedule 13e-3 in Item 13 of the Schedule TO above.

  ITEM 14. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

    Item 14 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 4 of the Schedule TO above.

  ITEM 16. EXHIBITS.

    Item 16 of Schedule 13e-3 in Item 13 of the Schedule TO is hereby amended as per Item 12 of the Schedule TO above.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       REUTERS GROUP PLC

                                       By:           /s/ ERIC LINT
                                            ------------------------------------
                                            Name:    Eric Lint
                                            Title:   Attorney in Fact

                                       PROTON ACQUISITION CORPORATION

                                       By:           /s/ ERIC LINT
                                            ------------------------------------
                                            Name:    Eric Lint
                                            Title:   Vice President

Date: March 19, 2003

                                  EXHIBIT INDEX

     EXHIBIT NO.                         DESCRIPTION
     -----------   -----------------------------------------------------------
         (d)(5) Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of March 17, 2003, among Reuters Group PLC, Proton Acquisition Corporation and Multex.com, Inc.